UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from    to

Commission file number 0-07977

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

NORDSON HOURLY-RATED EMPLOYEES' SAVINGS TRUST PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

December 31, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Retirement Committee, and Plan Participants
Nordson Hourly-Rated Employees’ Savings Trust Plan
Westlake, Ohio

Opinion on the Financial Statements
We have audited the accompanying Statement of Net Assets Available for Benefits of the Nordson Hourly-Rated Employees’ Savings Trust Plan (“Plan”) as of December 31, 2021 and 2020 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended, and the related notes and supplemental schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2021 and Schedule of Delinquent Contributions for the years ended December 31, 2021 and 2020, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.
We have served as the Plan's auditor since 2006

Cleveland, Ohio
June 24, 2022

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Nordson Hourly-Rated Employees' Savings Trust Plan

	December 31
	2021	2020
ASSETS
Investments, at fair value:	$29,058,916	$30,616,477

Receivables:
Employee contributions	13,736	13,185
Employer contributions	66,818	56,466
Notes receivable from participants	348,506	464,677
Dividends	31,060	8,494
Total Receivables	460,120	542,822
TOTAL ASSETS	29,519,036	31,159,299

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$29,519,036	$31,159,299

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Nordson Hourly-Rated Employees' Savings Trust Plan

	Year Ended December 31
	2021	2020
Additions to Net Assets Attributed to:
Contributions:
Employer	$277,179	$261,422
Employee	669,769	630,172
Total Contributions	946,948	891,594

Interest income - notes receivable from participants	21,316	26,787

Investment Income:
Interest and dividend income	347,477	129,568
Net unrealized/realized appreciation	4,807,632	2,593,072
Net Investment Income	5,155,109	2,722,640

Deductions from Net Assets Attributed to:
Benefits paid to participants	7,756,946	4,927,102
Expenses	6,690	8,116
Total Deductions	7,763,636	4,935,218

Net Decrease Before Transfers	(1,640,263)	(1,294,197)

Transfer (to) from Another Plan:
Nordson Corporation Union Employees Stock Ownership Plan	—	12,538,385
Nordson Employees’ Savings Trust Plan	—	(17,509)
Total Transfers	—	12,520,876

Net Increase (Decrease)	(1,640,263)	11,226,679

Net Assets Available for Benefits:
Beginning of the Year	31,159,299	19,932,620
End of the Year	$29,519,036	$31,159,299

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

1    Description of Plan
The following description of the Nordson Hourly-Rated Employees’ Savings Trust Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General:
The Plan, which began April 16, 1962, is a defined contribution plan covering certain hourly employees of Nordson Corporation (“Company”) covered by a collective bargaining agreement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan was restated effective January 1, 2016 to incorporate all prior amendments and state the terms of the related trust in a separate agreement.
The Plan was amended December 1, 2017 to add Roth contributions and Roth Conversion contributions. Effective January 1, 2018, the Plan was amended to add a direct asset contribution process. Effective April 2, 2018, the Plan was amended to modify the process for handling claims and appeals. In 2021, the Plan was amended to comply with the requirements of the Bipartisan Budget Act of 2018 and final Treasury Regulations regarding hardship withdrawals, the Setting Every Community Up for Retirement Enhancement (SECURE) Act of 2019 and the Coronavirus Aid, Relief and Economic Security (CARES) Act.
Effective December 21, 2020, the assets of the Nordson Corporation Union Employees Stock Ownership Plan were merged into the Plan.
Eligibility:
Certain hourly-rated, full-time, domestic employees of the Company, who are covered by a collective bargaining agreement, are eligible to participate in the Plan beginning with the first payroll period 90 days after completion of one hour of service.
Contributions:
Participants may elect between 1% and 30% of their compensation to be contributed to the Plan by the Company. Participant contributions can be designated as a Roth contribution, a pre-tax contribution or a combination of the two types of participant contributions. Certain higher-paid participants may be limited to a lesser percentage. New employees will be auto-enrolled into the Plan with pre-tax contributions of 6% of their compensation.
Effective January 1, 2019, participant pre-tax contributions will automatically increase by 1% each year until a contribution rate of 10% is reached. The automatic enrollment provision does not apply to Roth 401(k) contributions. Participants can opt out of the automatic increase program.
Post-tax Employee Contribution - Participants may elect between 1% and 5% of their compensation to be contributed to the Plan by the Company. Certain higher-paid participants may be limited to a lesser percentage.
Total pre-tax, Roth and post-tax employee contributions may not exceed 30%.
Employer Contributions - The Company makes contributions equal to 50% of each participant’s contributions, which are attributable to the first 6% of compensation, subject to Plan restrictions. In addition, the Company makes an annual contribution in an amount equal to 1% of annual pensionable earnings into the account of each participant hired on or after November 1, 2004, provided that the employee is employed as of December 31.
The Company may also make additional discretionary contributions, if authorized by its Board of Directors; however, no such discretionary contributions were made for the years presented.
Rollover contributions from other plans are also accepted, provided certain specified conditions are met.
Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS
1    Description of Plan, Continued
Participants’ Accounts:
A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically as follows:
a)As of the date with respect to which the contribution was earned.
b)Daily for a pro rata share of each respective fund’s net investment income, determined by the percentage increase or decrease in the value of the fund using a synthetic net asset value approach.
c)Effective January 1, 2021, annually for a pro rata share of forfeitures attributable to matching employer contributions, determined by the ratio that each active participant’s separate account balance on the allocation date bears to the aggregate separate account balances for all persons eligible to receive an allocation of forfeitures for the Plan year. Prior to January 1, 2021, annually for a pro rata share of forfeitures, determined by the ratio that each active participant’s deferral or contribution percentage in effect on the last day of the Plan year (not to exceed 3%) bears to the sum of the deferral or contribution percentages for all active participants.
Vesting:
Participants are fully vested in all employee contributions and rollover contributions and the related gains and losses. Participants vest in employer contributions (adjusted for gains and losses) 33 1/3% for each year of service.
Forfeitures:
Forfeitures due to termination from the Plan before a participant is 100% vested shall be allocated to remaining participants. Forfeitures are available for allocation after the earlier of a five-year period commencing from the date on which the participant’s employment was terminated or upon the participant requesting a distribution. Forfeitures available to be allocated are fully allocated to the remaining participants. Forfeitures allocated were $3,628 (2021) and $2,231 (2020). Forfeitures available to be allocated were $4,104 (2021) and $3,626 (2020).
Notes Receivable from Participants:
Notes receivable are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Notes receivable are repaid over a period not to exceed five years.
Effective March 27, 2020, in response to the Coronavirus Aid, Relief and Economic Security (CARES) Act, participants defined by the CARES Act as affected by COVID-19 may borrow from their fund accounts up to a maximum amount equal to the lesser of $100,000 or 100% of their vested account balance through September 22, 2020 and delay loan repayments for up to one year (interest will continue to accrue) for loan repayments due after March 27, 2020 and before December 31, 2020.
The notes receivable are secured by the balance in the participant’s account and bear interest at rates established by the Company. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits:
Upon retirement after age 55 or death or disability, if earlier, the balance in the separate account is paid to the participant or beneficiaries either in a lump sum or installments. A participant who has attained age 59 1/2 can also elect to withdraw amounts from their separate account. Until distribution, each account shall participate in the allocation of earnings and appreciation or depreciation of assets.
If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 55 years, any distribution will be based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee’s contributions and related earnings, plus 33 1/3% of the remainder of the balance (the employer’s matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%.

NOTES TO FINANCIAL STATEMENTS
1    Description of Plan, Continued
Payment of Benefits, Continued:
Effective January 1, 2020, in response to the Coronavirus Aid, Relief and Economic Security (CARES) Act, participants defined by the CARES Act as affected by COVID-19 can make a coronavirus-related distribution of up to $100,000 through December 31, 2020.
Benefit payments to participants are recorded upon distribution.
Investment Options:
Prior to January 1, 2020, each participant could direct all contributions and, when the participant is fully vested or attains age 55, all matching employer contributions, be invested jointly in 1% increments in any of the investment funds offered by the Plan. For participants not fully vested and less than 55 years old, all Company matching contributions are deposited in the Nordson Match Stock Fund. A participant who has completed at least three years of service may elect to have their separate account, which is attributable to employer matching contributions and invested in the Nordson Match Stock Fund, transferred to any other investment option.
Effective January 1, 2020, Company match contributions made on behalf of participants are no longer automatically invested in the Nordson Stock Fund. The employer match is invested according to the participant's investment elections or into the Plan's default fund if no investment elections exist. Additionally, the restriction requiring participants to complete at least three years of service (100% vested) before being eligible to diversify their investments in the Nordson Stock Fund has been removed from the Plan.
Effective April 1, 2021, future investment contributions and investment transfers into Nordson Stock are capped at 50% of the total investments in the participant's account.
2    Summary of Significant Accounting Policies
Basis of Accounting:
The Plan’s transactions are reported on the accrual basis of accounting.
Investment Valuation:
Investments are reported at fair value. Investments in equity and debt securities traded on a national exchange and mutual funds are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and ask prices. Deposits under group annuity contracts are valued at the fair value, as reported by the insurance companies. Guaranteed investment contracts are valued at contract value which represents contributions and reinvested income, less any withdrawals plus accrued interest. Contract value approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.
Notes Receivable from Participants:
Notes receivable from participants are valued at unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. Delinquent participant loans are deemed distributions based on the terms of the Plan document.

NOTES TO FINANCIAL STATEMENTS
2    Summary of Significant Accounting Policies, Continued
Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Risks and Uncertainties:
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
3    Tax Status
On December 29, 2016, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan’s Administrator and tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2021, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.
4    Fair Value Measurements
Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be reported at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.
The guidance also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are described as follows:
•Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
•Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

NOTES TO FINANCIAL STATEMENTS
4    Fair Value Measurements, Continued
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used to measure fair value of assets held in the Plan. There have been no changes in the methodologies used at December 31, 2021 or 2020.
Mutual Funds: The mutual funds are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund. The NAV is a quoted price in an active market, thus the mutual funds are classified within Level 1 of the hierarchy.
Money Market Funds: The money market funds are public investment vehicles that are valued with a NAV of $1. This NAV is a quoted price in an active market, thus these investments are classified within Level 1 of the hierarchy.
Common/Collective Funds: Common/collective funds are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the assets owned by the funds, less liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the common/collective funds, the investment advisor reserves the right to temporarily delay withdrawal from the funds in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are not quoted on an active market.
Nordson Corporation Common Stock: The stock is valued at the closing price reported on the NASDAQ stock exchange and is classified within Level 1 of the hierarchy.
Investment Contracts: These are investments in group annuity contracts with Mass Mutual, which guarantee a fixed interest rate each year. The assets are valued at the fair value, as reported by Mass Mutual. These contracts do not hold any specific assets. These investments are classified within Level 3 of the hierarchy.
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2021:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$450,020	$—	$—	$450,020
Mutual Funds	4,957,503	—	—	4,957,503
Investment Contracts	—	—	3,733,255	3,733,255
Nordson Corporation Common Stock	15,546,198	—	—	15,546,198
Total Investments in the Fair Value Hierarchy	$20,953,721	$—	$3,733,255	24,686,976
Investments measured at Net Asset Value:
Common/Collective Funds				4,371,940
Total Investments at Fair Value				$29,058,916

NOTES TO FINANCIAL STATEMENTS
4    Fair Value Measurements, Continued
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2020:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$1,093,191	$—	$—	$1,093,191
Mutual Funds	3,584,150	—	—	3,584,150
Investment Contracts	—	—	3,653,782	3,653,782
Nordson Corporation Common Stock	16,659,961	—	—	16,659,961
Total Investments in the Fair Value Hierarchy	$21,337,302	$—	$3,653,782	24,991,084

Investments measured at Net Asset Value:
Common/Collective Funds				5,625,393
Total Investments at Fair Value				$30,616,477
The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the years ended December 31, 2021 and 2020:

Investment Contracts	2021	2020
Balance - Beginning of the Year	$3,653,782	$3,541,634
Investment income	109,285	106,408
Purchases	12,066	12,945
Sales	(41,878)	(7,205)
Balance - End of the Year	$3,733,255	$3,653,782
The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of value for those inputs:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Investment	$3,733,255	Amounts	Guaranteed	3.0%	N/A
contracts	(2021);	invested, less	interest rate	for 2021
	$3,653,782	withdrawals,		and 2020
	(2020)	plus interest at
guaranteed rate
5    Non-Participant-Directed Investments
Effective January 1, 2020, Company match contributions made on behalf of participants are no longer automatically invested in the Nordson Stock Fund. The employer match is invested according to the participant's investment elections or into the Plan's default fund if no investment elections exist.

NOTES TO FINANCIAL STATEMENTS

6    Party-in-Interest Transactions
Certain legal, accounting and administrative expenses are paid by the Company. The Plan also invests in the common stock of the Company. John Hancock Retirement Plan Services (“John Hancock”) provides certain administrative services to the Plan pursuant to a service agreement between the Company and John Hancock. John Hancock receives revenue from certain mutual fund companies or other investment providers pursuant to service agreements that John Hancock maintains in connection with services provided to the Plan. The revenue is used to offset certain amounts owed to John Hancock for its administrative services to the Plan. If the revenue received by John Hancock exceeds the required amount under the Plan’s service agreement, the excess is remitted to the Plan as a service fee credit, which is used to pay administrative expenses of the Plan. To the extent that the service fee credits exceed the Plan’s administrative expense, the excess will be allocated on an annual basis to participants with account balances as of March 31 of the following year. In addition, the Plan has arrangements with various service providers, and these arrangements qualify as party-in-interest transactions.
7    Diversification
Effective December 21, 2020, the assets of the Nordson Corporation Union Employees Stock Ownership Plan (UESOP) were merged into the Plan. The assets of the UESOP became a fund within the Plan. Participants can diversify the assets within the UESOP fund into any other funds within the Plan at any time.
Prior to the merger, an employee who has participated under the Nordson Corporation Union Employees Stock Ownership Plan for 10 or more years and has attained age 55 may elect, within the 90-day election period following the close of each Plan year during the qualified period, to transfer up to 25% of the aggregate balance of their separate account from the Nordson Corporation Union Employees Stock Ownership Plan to the Nordson Hourly-Rated Employees’ Savings Trust Plan. For the last Plan year in the qualified period, the participant may elect to transfer up to 50% of the aggregate balance of their separate account. The qualified period is the six Plan-year period beginning with the Plan year following the Plan year in which the participant attains age 55 or completes 10 years as a participant, whichever is later.
8    Prohibited Transactions
During the Plan year ended December 31, employee withholdings in the amounts of $15,417 (2021) and $18,738 (2020) were not remitted by the Company to the Plan within the required timeframe, as defined by ERISA. These transactions constitute prohibited transactions. The Company has remitted the contributions to the Plan and followed the appropriate correction guidelines.
9    Subsequent Events
Management evaluates events occurring through the date the financial statements are available to be issued in determining the accounting for and disclosure of transactions and events that affect the financial statements. No subsequent events were noted.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Nordson Hourly-Rated Employees’ Savings Trust Plan
EIN 34-0590250
Plan Number 015

December 31, 2021

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party		(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Allspring Government Money Fund (Class A)	182,977	Shares, Money Market Fund	$182,977
	Allspring Government Money Market Fund (Class Inst)	267,043	Shares, Money Market Fund	267,043
	KeyBank NA Managed Guaranteed Investment Contract Fund	9,531	Shares, Guaranteed Investment Contract	274,609
	Loomis Sayles Core Plus Bond Fund (Class Y)	13,565	Shares, Mutual Fund	183,936
	MainStay Winslow Large Cap Growth (Class I)	74,640	Shares, Mutual Fund	1,002,419
	Mass Mutual #30237401	3.00%	Group Annuity Contract #30237401	3,609,083
	Mass Mutual #30237402	3.00%	Group Annuity Contract #30237402	124,172
	MFS Institutional International Equity Fund	2,890	Shares, Mutual Fund	96,679
	MFS International New Discovery Fund (Class R4)	14,875	Shares, Mutual Fund	543,671
*	Nordson Corporation Common Stock	60,901	Shares, Common Stock	15,546,198
	Northern Trust Collective Aggregate Bond Index Fund Non-Lending (Tier II)	141	Shares, Collective Fund	21,501
	Northern Trust Collective All Country World Index (ACWI) ex-US Fund Non-Lending (Tier II)	5	Shares, Collective Fund	1,091
	Northern Trust Collective Extended Equity Market Index Fund Non-Lending (Tier II)	682	Shares, Collective Fund	268,814
	Northern Trust S&P 500 Index Fund Non-Lending	2,554	Shares, Collective Fund	1,436,179
	State Street Target Retirement Income Non-Lending Series Fund (Class M)	14,440	Shares, Collective Fund	217,291
	State Street Target Retirement 2020 Non-Lending Series Fund (Class M)	86,534	Shares, Collective Fund	1,454,728
	State Street Target Retirement 2025 Non-Lending Series Fund (Class M)	4,736	Shares, Collective Fund	87,395
	State Street Target Retirement 2030 Non-Lending Series Fund (Class M)	6,232	Shares, Collective Fund	120,871
	State Street Target Retirement 2035 Non-Lending Series Fund (Class M)	3,598	Shares, Collective Fund	71,907
	State Street Target Retirement 2040 Non-Lending Series Fund (Class M)	920	Shares, Collective Fund	18,819
	State Street Target Retirement 2045 Non-Lending Series Fund (Class M)	396	Shares, Collective Fund	8,271
	State Street Target Retirement 2050 Non-Lending Series Fund (Class M)	763	Shares, Collective Fund	16,082
	State Street Target Retirement 2055 Non-Lending Series Fund (Class M)	3,847	Shares, Collective Fund	81,124
	State Street Target Retirement 2060 Non-Lending Series Fund (Class M)	372	Shares, Collective Fund	7,368
	T. Rowe Price Institutional Large Cap Value Fund	24,951	Shares, Mutual Fund	692,882
	Vanguard Balanced Index Fund (Admiral)	49,733	Shares, Mutual Fund	2,437,916
	Wellington SMID Cap Research Equity Portfolio (Series 1)	11,693	Shares, Collective Fund	285,890
				29,058,916
*	Participant loans	Participant loans (interest ranging from 3.25% to 6.50%)		348,506
				$29,407,422
*    Party-in-interest to the Plan.

SCHEDULE OF DELINQUENT CONTRIBUTIONS
Form 5500, Schedule H, Line 4a
Nordson Hourly-Rated Employees’ Savings Trust Plan
EIN 34-0590250
Plan Number 015

December 31, 2021

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Click Here if Late Participant Loan Repayments are Included X	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$15,417		$15,417

SCHEDULE OF DELINQUENT CONTRIBUTIONS
Form 5500, Schedule H, Line 4a
Nordson Hourly-Rated Employees’ Savings Trust Plan
EIN 34-0590250
Plan Number 015

December 31, 2020

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Click Here if Late Participant Loan Repayments are Included X	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$18,738		$18,738

Exhibits

The following exhibit is filed herewith:
Exhibit No.
23-a    Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSON HOURLY-RATED EMPLOYEES’ SAVINGS TRUST PLAN

Date:	June 24, 2022
		By	/s/ Joseph P. Kelley
Joseph P. Kelley
Executive Vice President, Chief Financial Officer
Nordson Corporation